Exhibit 99.1

Date: February 15, 2019	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To:  Toronto Stock Exchange

New York Stock Exchange

Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Financial and Consumer Affairs Authority - Securities Division

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Prince Edward Island Office of the Superintendent of Securities

New Brunswick Financial and Consumer Services Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Subject: PEMBINA PIPELINE CORPORATION
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	March 15, 2019
Record Date for Voting (if applicable) :	March 15, 2019
Beneficial Ownership Determination Date :	March 15, 2019
Meeting Date :	May 03, 2019
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	706327103	CA7063271034

Sincerely, Computershare Agent for PEMBINA PIPELINE CORPORATION